UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Black Stone Minerals, L.P.

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Series A Preferred Units, Par Value $1,000.00 per Preferred Unit

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Steve Putman

Senior Vice President, General Counsel, and Secretary

1001 Fannin Street

Suite 2020

Houston, Texas 77002

(713) 658-0647

(Name, Address, and Telephone Number of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Mike Rosenwasser

Brenda Lenahan

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, New York 10103

Tel: (212) 237-0000

Fax: (212) 237-0100

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset, as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Black Stone Minerals, L.P., a Delaware limited partnership (the “Partnership”), to purchase up to 100% of the Partnership’s 117,963 outstanding Series A Preferred Units, par value $1,000.00 per unit (the “preferred units”), at the preferred units’ par value of $1,000.00 per preferred unit, plus any unpaid accrued yield.

The discussion of the tender offer contained in this communication is for informational purposes only and is not an offer to purchase, nor the solicitation of an offer to sell, any of the Partnership’s preferred units. The anticipated tender offer described in this communication has not yet commenced, and while the Partnership intends to commence the tender offer within a reasonable time and complete the tender offer, there can be no assurances that the Partnership will commence or complete the tender offer on the terms described in this communication, or at all. If the Partnership commences the offer, the offer to purchase and solicitation of preferred units will be made only pursuant to an Offer to Purchase, the related Letter of Transmittal, and other related materials, as they may be amended or supplemented. The Offer to Purchase, related Letter of Transmittal, and other related materials will be distributed to the preferred unitholders upon commencement of the tender offer. Preferred unitholders should read those materials carefully when they become available before making any decisions with respect to the tender offer, because they will contain important information, including instructions on how to tender the preferred units. The Partnership will also file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal, and other related materials, as well as any amendments or supplements, will be available to preferred unitholders for no charge on the SEC’s website (www.sec.gov). Preferred unitholders may also obtain a copy of these documents, as well as any other documents that the Partnership has filed with the SEC, without charge, by contacting the Partnership or through its website at www.blackstoneminerals.com.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Press Release dated October 20, 2015